August 30, 2024

Vladimir Galkin
Investor
JETBLUE AIRWAYS CORP
10900 NW 97th Street, #102
Miami, FL 33178

       Re: JETBLUE AIRWAYS CORP
           Schedule 13G filed April 22, 2024, as amended
           Filed by Vladimir Galkin, Angelica Galkin, and the Angelica Galkin Revocable
           Trust
           File No. 005-78219
Dear Vladimir Galkin:

       We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule 13G filed April 22, 2024, as amended
General

1. We understand that, in connection with your investment in JetBlue Airways Corporation
       (the "Company"), you have expressed to the Company an interest in obtaining a board seat. We also note that, with respect to your investment, you have disclosed your beneficial ownership on Schedule 13G, have indicated that your Schedule 13G filing has been made pursuant to Rule 13d-1(c), and have made a corresponding certification under
       Item 10 stating that your investment was not made    for the purpose of
or with the effect
       of changing or influencing the control of the issuer.    Please provide
a detailed legal
       analysis reconciling your expressed interest in obtaining a board seat with your filing of a
       Schedule 13G, or, alternatively, file a Schedule 13D with respect to your investment.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 30, 2024
Page 2

      Please direct any questions to David Plattner at 202-551-8094.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Mergers and
Acquisitions